


13030785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC FILE NUMBER
8-53043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Javelin Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 Park Avenue South
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Cawley (212)779-1600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name)*

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
08 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie Cawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Javelin Securities LLC, as of December 31 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X ____________________
Signature

____
Title

X ____________________
Notary Public

ALAN J. BERK
Notary Public, State of New York
No. 01BE4874265
Qualified in New York County
Commission Expires 1/26/20__

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JAVELIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Javelin Securities, LLC as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Javelin Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 15, 2013

JAVELIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$	17,504
	$	17,504

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued Expenses Payable	$	3,500
Member's Equity		14,004
	$	17,504

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

JAVELIN SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Nature of Business

Javelin Securities LLC (the "Company") is a Limited Liability Company engaged in the business of brokering corporate bonds and other debt instruments. The Company introduces the buyer and seller to a clearing broker who clears the trade. The Company has no risk in the eventual settlement of the trade. Under an agreement with the clearing broker, the Company is entitled to receive a share of the commissions charged. On September 27, 2011 the Company changed its name from IDX Derivatives, LLC. The Company is wholly owned by IDX Capital, LLC. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2(i).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Going Concern

The Company had no gross income for the year 2012 and has been meeting regulatory Net Capital requirements by additional funds paid in by its Parent Company. The core business of Javelin's parent company is matching buyers and sellers of cleared interest rate swaps for a fee. The Company expects to generate income once its Parent launches a Swap Execution Facility, as defined under the Dodd Frank Act of 2010. The Company trades securities in conjunction with interest rate swap trading on a "spread" basis and expects to generate income once the mandatory clearing and trade execution mandates are effective.

3. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Related Party Transactions

The Company has entered into a management agreement with its Managing Member wherein it is agreed that the Managing Member will provide managerial and administrative assistance. The office lease was entered into by the Managing Member. The agreement provides for a monthly fee of $750 for the administrative services and $750 for rent.

4 .Income Taxes

As a Limited Liability Company, any income earned is reported by the Member who is liable for the taxes. Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company introduces the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk is associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined,

shall not exceed 1,500%. At December 31, 2012, the Company's net capital of $14,004 was $9,004 in excess of its required net capital of $ 5,000. The Company's capital ratio was 24.92%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession and Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 15, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.